Exhibit 99.2

IREN prices upsized $400 million convertible notes offering

SYDNEY, AUSTRALIA, December 4, 2024 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) (ACN 629 842 799) (“IREN”) today announced the pricing of its offering of $400 million aggregate principal amount of 3.25% convertible senior notes due 2030 (the “notes”) in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

Key details of the transaction

•	$400 million convertible senior notes offering (3.25% coupon, 30% conversion premium)
•	Offering size was increased from the previously announced offering size of $300 million aggregate principal amount of notes
•
Capped call transactions entered into in connection with the notes, which are expected generally to provide a hedge upon conversions up to an initial cap price of $25.86 per share, which represents a 100% premium (as compared to the 30% conversion premium under the notes)

The issuance and sale of the notes are scheduled to settle on December 6, 2024, subject to customary closing conditions. IREN also granted the initial purchasers of the notes an option to purchase, for settlement within a period of 13 days from, and including, the date the notes are first issued, up to an additional $40 million principal amount of notes.

Use of proceeds

IREN estimates that the net proceeds from the offering will be approximately $386.5 million (or approximately $425.4 million if the initial purchasers fully exercise their option to purchase additional notes), after deducting the initial purchasers’ discounts and commissions and IREN’s estimated offering expenses.

IREN intends to use approximately $40.3 million of the net proceeds to fund the cost of entering into the capped call transactions described below, approximately $75.9 million to fund the cost of entering into the prepaid forward transaction described below and the remainder of the net proceeds from the offering for general corporate purposes and working capital.

Additional transaction details

The notes will be senior, unsecured obligations of IREN and will accrue interest at a rate of 3.25% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2025. The notes will mature on June 15, 2030, unless earlier repurchased, redeemed or converted. Before March 15, 2030, noteholders will have the right to convert their notes only upon the occurrence of certain events. From and after March 15, 2030, noteholders may convert their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. IREN will settle conversions by paying or delivering, as the case may be, cash, its ordinary shares or a combination of cash and its ordinary shares, at its election. The initial conversion rate is 59.4919 ordinary shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $16.81 per ordinary share. The initial conversion price represents a premium of approximately 30% over the last reported sale price of $12.93 per share of IREN’s ordinary shares on December 3, 2024. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The notes will be redeemable, in whole or in part (subject to certain limitations), for cash at IREN’s option, on or after December 20, 2027 and on or before the 30th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of IREN’s ordinary shares exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If a “fundamental change” (as defined in the indenture for the notes) occurs, then, subject to a limited exception, noteholders may require IREN to repurchase their notes for cash. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Capped call transactions

In connection with the pricing of the notes, IREN entered into privately negotiated capped call transactions with one or more of the initial purchasers or their affiliates and/or one or more other financial institutions (the “option counterparties”). The capped call transactions cover, subject to anti-dilution adjustments, the number of ordinary shares of IREN that initially underlie the notes. If the initial purchasers exercise their option to purchase additional notes, then IREN expects to enter into additional capped call transactions with the option counterparties.

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The cap price of the capped call transactions is initially $25.86 per share, which represents a premium of 100% over the last reported sale price of IREN’s ordinary shares of $12.93 per share on December 3, 2024, and is subject to certain adjustments under the terms of the capped call transactions.

The capped call transactions are expected generally to reduce the potential dilution to IREN’s ordinary shares upon any conversion of the notes and/or offset any potential cash payments IREN is required to make in excess of the principal amount of converted notes, as the case may be, with such offset and/or reduction subject to a cap price. If, however, the market price per ordinary share of IREN, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions. In addition, the capped call transactions will be solely cash settled until IREN receives shareholder approval to repurchase its ordinary shares pursuant to the terms of the capped call transactions or is otherwise permitted to repurchase its ordinary shares pursuant to the terms of the capped call transactions under the laws of its jurisdiction of incorporation. The Company retains flexibility to seek and/or renew such approval from time to time during the terms of the capped call transactions at a general meeting or future annual general meeting.

IREN has been advised that, in connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to IREN’s ordinary shares and/or purchase the ordinary shares of IREN concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of IREN’s ordinary shares or the notes at that time. Any such trades by the option counterparties or their respective affiliates would be on a principal basis and without any agreement, arrangement or understanding between, or with, IREN on how those parties would hedge their own positions.

In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to IREN’s ordinary shares and/or purchasing or selling IREN’s ordinary shares or other securities of IREN in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so (x) on each exercise date for the capped call transactions, which are expected to occur on each trading day during the 30 trading day period beginning on the 31st scheduled trading day prior to the maturity date of the notes and (y) following any early conversion of the notes or any repurchase of the notes by IREN on any fundamental change repurchase date, any redemption date or any other date on which the notes are repurchased by IREN, in each case if IREN exercises the relevant election to terminate the corresponding portion of the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of IREN’s ordinary shares or the notes, which could affect the ability of noteholders to convert the notes, and, to the extent the activity occurs following a conversion or during any observation period related to a conversion of the notes, it could affect the number of IREN’s ordinary shares and value of the consideration that noteholders will receive upon conversion of the notes.

Prepaid forward transaction

In connection with the pricing of the notes, IREN also entered into a prepaid forward share purchase transaction (the “prepaid forward transaction”) with one of the initial purchasers of the notes or its affiliate (the “forward counterparty”), pursuant to which IREN will purchase approximately $75.9 million of its ordinary shares (based on the last reported sale price of IREN’s ordinary shares on the pricing date), for settlement on the date that is shortly after the maturity date of the notes, subject to any early settlement, in whole or in part, of the prepaid forward transaction. The prepaid forward transaction will be solely cash settled until IREN receives shareholder approval to repurchase its ordinary shares pursuant to the terms of the prepaid forward transaction or is otherwise permitted to repurchase its ordinary shares pursuant to the terms of the prepaid forward transaction under the laws of its jurisdiction of incorporation.

The prepaid forward transaction is generally intended to facilitate privately negotiated derivative transactions, including swaps, between the forward counterparty or its affiliates and investors in the notes relating to IREN’s ordinary shares by which investors in the notes will establish short positions relating to IREN’s ordinary shares and otherwise hedge their investments in the notes. As a result, the prepaid forward transaction is expected to allow the investors to establish short positions that generally correspond to (but may be greater than) commercially reasonable initial hedges of their investment in the notes. In the event of such greater initial hedges, investors may offset such greater portion by purchasing IREN’s ordinary shares on or shortly after the day IREN prices the notes. Facilitating investors’ hedge positions by entering into the prepaid forward transaction, particularly if investors purchase IREN’s ordinary shares on or shortly after the pricing date, could increase (or reduce the size of any decrease in) the market price of IREN’s ordinary shares and effectively raise the initial conversion price of the notes. In connection with establishing their initial hedges of the prepaid forward transaction, the forward counterparty or its affiliates may enter into one or more derivative transactions with respect to IREN’s ordinary shares with the investors of the notes concurrently with or after the pricing of the notes. Any such trades by the forward counterparty or its affiliates would be on a principal basis and without any agreement, arrangement or understanding between, or with, IREN on how those parties would hedge their own positions. IREN’s entry into the prepaid forward transaction with the forward counterparty and the entry by the forward counterparty into derivative transactions in respect of IREN’s ordinary shares with the investors of the notes could have the effect of increasing (or reducing the size of any decrease in) the market price of IREN’s ordinary shares concurrently with, or shortly after, the pricing of the notes and effectively raising the initial conversion price of the notes.

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Neither IREN nor the forward counterparty will control how investors of the notes may use such derivative transactions. In addition, such investors may enter into other transactions relating to IREN’s ordinary shares or the notes in connection with or in addition to such derivative transactions, including the purchase or sale of IREN’s ordinary shares. As a result, the existence of the prepaid forward transaction, such derivative transactions and any related market activity could cause more purchases or sales of IREN’s ordinary shares over the term of the prepaid forward transaction than there otherwise would have been had IREN not entered into the prepaid forward transaction. Such purchases or sales could potentially increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of IREN’s ordinary shares and/or the price of the notes.

In addition, the forward counterparty or its affiliates may modify their hedge positions by entering into or unwinding one or more derivative transactions with respect to IREN’s ordinary shares and/or purchasing or selling IREN’s ordinary shares or other securities of IREN in secondary market transactions at any time following the pricing of the notes and prior to the maturity of the notes. These activities could also cause or avoid an increase or a decrease in the market price of IREN’s ordinary shares or the notes, which could affect the ability of noteholders to convert the notes and, to the extent the activity occurs following conversion or during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that noteholders will receive upon conversion of the notes.

The offer and sale of the notes and any of IREN’s ordinary shares issuable upon conversion of the notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes and any such shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes or any of IREN’s ordinary shares issuable upon conversion of the notes, nor will there be any sale of the notes or any such shares, in any state or other jurisdiction (including the United States and Australia) in which such offer, sale or solicitation would be unlawful.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the offering and the expected amount and intended use of the net proceeds. Forward-looking statements represent IREN’s current expectations, beliefs, and projections regarding future events and are subject to known and unknown uncertainties, risks, assumptions and contingencies, many of which are outside IREN’s control and that could cause actual results to differ materially from those described in or implied by the forward-looking statements. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the offering and risks relating to IREN’s business, including those described in periodic reports that IREN files from time to time with the SEC. IREN may not consummate the offering described in this press release and, if the offering is consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds after funding the cost of entering into the capped call transactions and financing the prepaid forward as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and IREN does not undertake any obligation to update the forward-looking statements included in this press release for subsequent developments, except as may be required by law. For a further discussion of factors that could cause IREN’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in IREN’s Annual Report on Form 20-F for the year ended June 30, 2024 and other risks described in documents filed by IREN from time to time with the Securities and Exchange Commission.

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About IREN

IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy.

•	Bitcoin Mining: providing security to the Bitcoin network, expanding to 50 EH/s in H1 2025. Operations since 2019.
•	AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024.
•
Next-Generation Data Centers: 460MW of operating data centers, expanding to 810MW in H1 2025. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications.

•	Technology: technology stack for performance optimization of AI Cloud Services and Bitcoin Mining operations.
•	Development Portfolio: 2,310MW of grid-connected power secured across North America, >2,000 acre property portfolio and additional development pipeline.
•
100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities.

Contacts

Media Jon Snowball Sodali & Co +61 477 946 068 Megan Boles Aircover Communications +1 562 537 7131	Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com

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